Exhibit 99.1

Oatly Group AB (publ)

Convertible Note Repurchase Agreement

September 9, 2025

Each undersigned investor on the signature pages attached hereto (each, an “Undersigned Party”, and, collectively, the “Undersigned Parties”), severally and not jointly, for itself and together with any affiliated account listed on Exhibit A (each, an “Account”, and, collectively, the “Accounts”) for whom the Undersigned Party holds contractual and investment authority (each Account, as well as an Undersigned Party if it is selling Convertible Notes (as defined below) hereunder, a “Holder”, and, collectively, the “Holders”), enters into this Convertible Note Repurchase Agreement (this “Agreement”) with Oatly Group AB (publ), a public limited liability company established under the laws of Sweden (the “Company”), as of the date first written above (the “Signing Date”), whereby (a) the Holders will sell to the Company, the Company’s 9.25% Convertible Senior PIK Notes due 2028 (CUSIP No. 67421J AC2) (together with accrued and unpaid interest thereon up to, but excluding, the Signing Date, the “Convertible Notes”) listed opposite the Holder’s name on Exhibit A in exchange for: (i) the number of the Company’s American Depositary Shares (the “ADSs”) opposite the Holder’s name on Exhibit A (the “ADS Consideration”) and (ii) the amount of cash opposite the Holder’s name on Exhibit A (the “Cash Consideration”) and (b) the Holder grants the consent provided in Exhibit C. The Company shall also, in cash, pay the specified percentage of the accrued and unpaid interest on such Convertible Notes listed opposite the Holder’s name on Exhibit A from and including the Signing Date up to, but excluding, the Closing Date (the “Interest Consideration”). Any Holder, Undersigned Party, or Account is referred to herein as an “Investor” and all such Holders, Undersigned Parties, and Accounts are referred to herein as the “Investors”.

On and subject to the terms hereof, the parties hereto agree as follows:

Article 1

Repurchase

Section 1.01
Repurchase of Convertible Notes. Subject to the terms and conditions set forth in this Agreement, at the Closing, each Undersigned Party, severally and not jointly, hereby agrees to deliver to the Company and to cause each such Holder to deliver to the Company the aggregate principal amount of the Convertible Notes specified on Exhibit A under the heading “Holder’s Convertible Notes” in exchange for, and the Company hereby agrees to issue and pay to the Holder, (a) the amount of ADSs equal to the ADS Consideration specified on Exhibit A under the heading “ADS Consideration” and (b) the amount of cash specified on Exhibit A under the heading “Cash Consideration” plus the relevant Interest Consideration. The transactions contemplated by this Agreement are collectively referred to herein as the “Transactions”.
Article 2

Closing

Section 2.01
Closing. Subject to the satisfaction (or waiver by the applicable parties) of the conditions set forth in Section 5.01, the closing of the Transactions (the “Closing”) is expected to occur on October 7, 2025, or such other date as the parties may mutually agree to in writing or such other date that the closing actually occurs as a result of the conditions precedent set forth in

Section 5.01 having been satisfied and the parties having taken the actions described in this Section 2.01 (the “Closing Date”). At the Closing, (a) each Holder shall deliver or cause to be delivered to the Company all right, title and interest in and to its Convertible Notes as specified on Exhibit A, free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto (collectively, “Liens”) created by the Holder, together with any documents of conveyance or transfer that the Company or U.S. Bank Trust Company, National Association, a national banking association, as trustee of the Convertible Notes (the “Trustee”) may deem reasonably necessary to transfer to and confirm in the Company all right, title and interest in and to the Convertible Notes, free and clear of any Liens created by such Holder, (b) the Company shall deliver or cause to be delivered to each Holder the ADS Consideration, as specified on Exhibit A, to the account information provided by such Holder on Exhibit B, and (c) the Company shall pay the Cash Consideration and the Interest Consideration by wire transfer of immediately available funds in accordance with the written instructions provided by such Holder on Exhibit B; provided, that (I) the parties acknowledge that the delivery of the ADS Consideration may be delayed due to procedures and mechanics within the systems of The Depository Trust Company (“DTC”) and/or JPMorgan Chase Bank, N.A., as the Company’s depositary (the “Depositary”) or other events beyond the Company’s control, and (II) the parties acknowledge that the delivery of the Cash Consideration and the Interest Consideration may be delayed due to delays in the Nordic Bond Issuance (as defined below) or other events beyond the Company’s control, and that such a delay as described in (I) or (II) will not be a default under this Agreement so long as (x) the Company is using its reasonable best efforts to effect the issuance of the ADS Consideration and the Nordic Bonds (as defined below), which proceeds shall be used to pay the Cash Consideration and the Interest Consideration, and (y) such delay is no longer than five Business Days after the Closing Date; provided further, that notwithstanding the timing of completion of the delivery of the Holder’s Convertible Notes through the DWAC system, the Holder’s Convertible Notes shall be deemed to have been delivered to the Company (or its designee) and cancelled as of the Closing Date. As used herein, a “Business Day” means any day other than a Saturday, a Sunday or a day on which either (i) the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed or (ii) commercial banks in Sweden are authorized or required by law or executive or similar order to close or be closed for business transactions. The cancellation of the Holder’s Convertible Notes shall be effected via DWAC, the delivery of the ADSs will be made via DWAC, and the delivery of the Cash Consideration and the Interest Consideration will be made via wire instructions in each case pursuant to the instructions provided by the Undersigned Parties as set forth in Exhibit B hereto, which each Undersigned Party agrees to provide no later than the Business Day immediately following the date of this Agreement.
Section 2.02
No Transfer of Holder Convertible Notes Prior to the Closing. Each Holder agrees that prior to the Closing, it shall not, directly or indirectly, sell, assign, pledge, transfer or otherwise dispose of, nor permit the sale, assignment pledge, transfer or other disposition of any beneficial ownership interest in the Convertible Notes that it beneficially owns.
Section 2.03
No Transfer of Holder Convertible Notes After the Closing; No Further Ownership Rights in the Holder Convertible Notes. Upon consummation of the Closing, all of the Holder’s Convertible Notes (or interests therein) sold pursuant to this Agreement shall cease to be transferable and there shall be no further registration of any transfer of any of the Holder’s Convertible Notes or interests therein. From and after the Closing, such Holder shall cease to have any rights with respect to such Holder’s Convertible Notes, including any payments of accrued and unpaid interest, except as otherwise provided for herein or by applicable law. Upon consummation of the Closing, the Holder’s Convertible Notes shall be deemed cancelled and no longer outstanding.
Article 3

Covenants, Representations and Warranties of the Holder

Each Undersigned Party, for itself, and, where applicable, on behalf of, and solely with respect to, all of its Accounts, hereby covenants as follows, and makes the following representations and warranties (severally and not jointly) to the Company, each of which is and shall be true and correct on the date hereof and as of the Closing Date, and all such covenants, representations and warranties shall survive the Closing; provided, however, that any representation and warranty in this Article 3 that speaks of a specified date shall be true and correct as of that date only.

Section 3.01
Power and Authorization. Such Undersigned Party and each Investor is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, and such Undersigned Party has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Transactions, in each case, on behalf of itself and each Account. If such Undersigned Party is executing this Agreement on behalf of multiple Accounts, (a) such Undersigned Party has all requisite discretionary and contractual authority to enter into this Agreement on behalf of, and bind, each Account, (b) Exhibit A hereto is a true, correct and complete list of (i) the name of each Account and (ii) the principal amount of such Account’s Convertible Notes and (c) such Undersigned Party agrees with the amount of ADS Consideration and the amount of Cash Consideration and Interest Consideration to be issued and paid by the Company with respect to such Undersigned party.
Section 3.02
Valid and Enforceable Agreement; No Violations. This Agreement has been duly executed and delivered by such Undersigned Party and constitutes a legal, valid and binding obligation of such Undersigned Party and each Investor, enforceable against such Undersigned Party and each Investor in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, or (b) general principles of equity, whether such enforceability is considered in a proceeding at law or in equity (the “Enforceability Exceptions”). The execution and delivery of this Agreement and consummation of the Transactions will not violate, conflict with or result in a breach of or default under (i) such Undersigned Party’s or the applicable Investor’s organizational documents (or any similar documents governing each Account), (ii) any agreement or instrument to which such Undersigned Party or the applicable Investor is a party or by which such Undersigned Party or the applicable Investor or any of their respective assets are bound, or (iii) any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to such Undersigned Party or the applicable Investor except in the cases of clauses (ii) and (iii), where such violations, conflicts, breaches or defaults would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Undersigned Party’s or the applicable Investor’s ability to consummate the Transactions. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Undersigned Party or the applicable Investor of this Agreement and the consummation of the Transactions, except such that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Undersigned Party or the applicable Investor to consummate the Transactions.
Section 3.03
Title to the Convertible Notes. Such Holder is the beneficial owner of the Convertible Notes set forth opposite its name on Exhibit A hereto (or, if there are no Accounts, such Undersigned Party is the beneficial owner of the Convertible Notes). Such Undersigned Party has good, valid and marketable title to its Convertible Notes, free and clear of any Liens (other than (x) pledges or security interests that such Holder may have created in favor of a prime broker under and in accordance with its prime brokerage agreement with such broker and (y) Liens arising by operation of applicable securities laws). Such Holder has not, in whole or in part, except as described in the preceding sentence and as contemplated by this Agreement, (a) assigned, transferred, hypothecated, pledged, exchanged or otherwise disposed of any of its Convertible Notes or its rights, title or interest in and to its Convertible Notes or (b) given any person or entity (other than such Undersigned Party) any transfer order, power of attorney or other authority of any nature whatsoever with respect to its Convertible Notes. Upon such Holder’s delivery of its Convertible Notes to the Company pursuant to the Transactions, such Convertible Notes shall be free and clear of all Liens created by such Holder or any other person acting for the Holder.
Section 3.04
Investor Status. Such Investor is either (i) an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) a “qualified institutional buyer” under Rule 144A. Such Investor is acquiring the ADS Consideration solely for its own account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the ADS Consideration in a manner that would violate the registration requirements of the Securities Act.
Section 3.05
Full Satisfaction of Obligations. Such Holder acknowledges that upon issuance of the ADS Consideration and receipt of the Cash Consideration and the Interest Consideration, the obligations of the Company to such Holder under the Convertible Notes will have been satisfied in full and such Convertible Notes will have been cancelled. For the avoidance of doubt and notwithstanding anything herein to the contrary, no interest will be payable on the Convertible Notes of such Holder for any period on and after the Closing Date if the delay in issuing the ADS Consideration is a result of any DTC Participant holding Convertible Notes of such Undersigned Party failing to (i) effectuate a DWAC withdrawal of such Convertible Notes or (ii) deliver a suppression letter to DTC as contemplated by this Agreement.
Section 3.06
No Illegal Transactions. Such Undersigned Party and such Investor have not, directly or indirectly, and no person acting on behalf of or pursuant to any understanding with it has, disclosed to a third party (other than its representatives, including, without limitation, its legal counsel) any information regarding the Transactions, nor engaged in any transactions in the securities of the Company or any of its Affiliates since the time that such Undersigned Party was first contacted by the Company or any other person regarding the Transactions, this Agreement or an investment in the Company. As used herein, “Affiliate” or “Affiliates” refers to any other person or entity directly or indirectly controlling or controlled by or under direct or indirect common control with the person in question. Such Undersigned Party and such Investor covenants that, unless required otherwise by law, neither it nor any person acting on its behalf or pursuant to any understanding with it will (i) disclose to a third party (other than its representatives, including, without limitation, its legal counsel) any information regarding the Transactions prior to the

Company’s public disclosure relating to this Agreement and the Transactions or such time that the Transactions are abandoned by the Company or (ii) engage, directly or indirectly, in any transactions in the securities of the Company or any of its Affiliates prior to the Closing. Solely for purposes of this Section 3.06, subject to such Undersigned Party’s and such Investor’s compliance with their respective obligations under the U.S. federal and other applicable securities laws and such Undersigned Party’s and such Investor’s respective internal policies, (a) the terms “Undersigned Party” and “Investor” shall not be deemed to include any employees, subsidiaries, desks, groups or Affiliates of such Undersigned Party or the applicable Investor that are effectively walled off by appropriate “fire wall” information barriers approved by such Undersigned Party’s or such Investor’s respective legal or compliance department (and thus such walled off parties have not been privy to any information concerning the Transactions), and (b) the foregoing representations and covenants of this Section 3.06 shall not apply to any transaction by or on behalf of an Account that was effected without the advice or participation of, or such Account’s use of information regarding the Transactions provided by, such Undersigned Party or the applicable Investor.
Section 3.07
Adequate Information; No Reliance. Such Undersigned Party acknowledges and agrees on behalf of itself and such Investor that:
(a)
to the extent that such Undersigned Party is an investment advisor, such Undersigned Party is a registered investment advisor with the Securities and Exchange Commission (the “SEC”) acting on behalf of itself and the Accounts that are Investors who are its investment advisory clients;
(b)
such Undersigned Party and such Investor have been given full access to and furnished with any and all materials, information and personnel it considers necessary, appropriate or relevant to making an investment decision to enter into the Transactions and have had the opportunity to review the Company’s filings and submissions with the SEC, including, without limitation, all information filed or furnished pursuant to the Exchange Act;
(c)
such Undersigned Party and such Investor have had the opportunity to ask questions of the Company concerning the Company and its Affiliates, its business, operations, financial performance, financial condition and prospects and the terms and conditions of the Transactions and sufficient amount of time to consider whether to participate in the Transactions, and neither the Company nor any of its Affiliates or agents has placed any pressure on such Undersigned Party or such Investor to respond to the opportunity to participate in the Transactions;
(d)
such Undersigned Party and such Investor have had the opportunity to consult with its respective accounting, tax, financial and legal advisors or otherwise satisfied themselves concerning relevant legal, business, currency and other economic considerations to be able to evaluate the risks and consequences involved in the Transactions and to make an informed, independent investment decision with respect to such Transactions, including, if applicable, the consequences to such Investor of the issuance of the ADS Consideration and the payment of the Cash Consideration and the Interest Consideration for U.S.

federal, state and local income tax purposes and foreign tax laws generally and the U.S. Employee Retirement Income Security Act of 1974, as amended, the U.S. Investment Company Act of 1940, as amended, the Securities Act and other applicable securities laws;
(e)
such Undersigned Party and such Investor acknowledge that neither the Company nor any of its Affiliates, officers, or directors, is acting as a fiduciary or financial or investment advisor to such Undersigned Party or such Investor, and as such, neither such Undersigned Party nor such Investor is relying, and none of them have relied, upon any statement, advice (whether accounting, tax, financial, legal or other), representation or warranty made by the Company or any of its Affiliates or representatives, except for (i) the representations and warranties made by the Company in this Agreement and (ii) the Company’s filings and submissions with the SEC, including, without limitation, all information filed or furnished pursuant to the Exchange Act;
(f)
such Undersigned Party and such Investor are highly sophisticated investors and are able to fend for themselves in the Transactions; each has such extensive knowledge and experience in financial and business matters as to be capable of evaluating the merits and credit, investment and all other relevant risks of its prospective investment in the ADS Consideration (including, without limitation, the tax consequences of owning or disposing of the ADS Consideration); it has the ability to bear the economic risks of its prospective investment, has no need for liquidity with respect to an investment in the ADS Consideration, can afford the complete loss of such investment and acknowledges that an investment in the ADS Consideration involves a high degree of risk;
(g)
such Undersigned Party and such Investor became aware of the offering of the ADS Consideration by the Company solely by direct contact between the Undersigned Party and the Company or between the Undersigned Party and one or more agents acting on behalf of the Company with whom such Undersigned Party has had a substantial, pre-existing business relationship, and such Undersigned Party did not become aware of the Transactions by any other means, including by any form of general advertising or general solicitation;
(h)
such Undersigned Party and such Investor acknowledge that the Company and its respective agents and Affiliates may possess material non-public information not known to it regarding or relating to the Company or the ADS Consideration, including, but not limited to, information concerning the business, financial condition, results of operations, prospects or restructuring plans of the Company. Such Undersigned Party and such Investor acknowledge that neither the Company nor any of its respective agents or Affiliates has disclosed any material, non-public information to it (other than the terms of the Transactions or the Nordic Bond Issuance) and neither such Undersigned Party nor such Investor have requested that any such information be disclosed;

(i)
such Undersigned Party and such Investor understand and acknowledge that the ADS Consideration has not been and will not be registered under the Securities Act or with any State or other jurisdiction of the United States, nor approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority; and
(j)
such Undersigned Party and such Investor are aware that the Company is relying on the representations, warranties, agreements, acknowledgments, waivers, releases and acceptances such Undersigned Party makes in this Agreement and that the Company would not enter into the Transactions absent this Agreement.
Section 3.08
Taxpayer Information. Such Undersigned Party agrees that it will obtain from such Investor and deliver to the Company a complete and accurate IRS Form W-9 or IRS Form W-8BEN, W-8BEN E or W-8ECI, as appropriate, at least three Business Days prior to the Closing Date.
Section 3.09
Consent. Each Holder hereby consents to the matters on Exhibit C.
Section 3.10
Further Action. Each such Undersigned Party and such Investor agrees that it will, upon request, execute and deliver any additional documents deemed by the Company, the Depositary or the Trustee to be reasonably necessary to complete the Transactions as contemplated by this Agreement.
Section 3.11
Unrestricted CUSIP. Such Holder represents, warrants and agrees that (1) such Holder is not an underwriter with respect to the ADS Consideration and no future sale of the ADS Consideration would be part of a distribution of securities of the Company in violation of applicable securities laws; (2) assuming the accuracy of the Company’s representations and warranties in Section 4.10, the Holder has not purchased Convertible Notes from the Company, or any of the Company’s Affiliates, within one year (calculated in accordance with Rule 144(d) under the Securities Act) prior to the date hereof; (3) such Holder is not an “affiliate” (as defined in Rule 144(a)(1) under the Securities Act) of the Company and has not been an “affiliate” of the Company for any time during the past three months; and (4) such Holder will indemnify and hold the Company and the Trustee (the “Indemnified Parties”), harmless against any and all liabilities, losses, penalties, damages, or expenses (including any legal fees and expenses reasonably incurred by the Indemnified Parties) incurred or suffered by the Indemnified Parties arising out of any breach of representations, warranties or covenants set forth in this Section 3.11.
Article 4

Covenants, Representations and Warranties of the Company

The Company, to the fullest extent permissible under Swedish law, hereby covenants as follows, and makes the following representations and warranties to the Investors, each of which is and shall be true and correct on the date hereof and as of the Closing Date, and all such covenants, representations and warranties shall survive the Closing; provided, however, that any representation and warranty in this Article 4 that speaks of a specified date shall be true and correct as of that date only.

Section 4.01
Power and Authorization. The Company has been duly incorporated and is validly existing as a public limited company (Sw. publikt Aktiebolag) existing under the laws of Sweden and has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Transactions.
Section 4.02
Valid and Enforceable Agreements; No Violations. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions. This Agreement and consummation of the Transactions will not violate, conflict with or result in a breach of or default under (a) the articles of association of the Company, (b) any agreement or instrument to which the Company is a party or by which the Company or any of its assets are bound, or (c) any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Company, except in the case of clauses (b) or (c), where such violations, conflicts, breaches or defaults would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on (i) the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) the Company’s ability to timely consummate the Transactions (a “Material Adverse Effect”). Assuming the accuracy of the representations of each Undersigned Party set forth herein, other than (A) any required filings or approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, any foreign antitrust or competition laws or any foreign direct investment laws, requirements or regulations in connection with the issuance of the ordinary shares, quota value SEK 0.0015 per ordinary share, of the Company (the “Company Ordinary Shares”) or the issuance of the ADS Consideration, (B) pursuant to any requirements or regulations in connection with the issuance of Company Ordinary Shares or the issuance of the ADS Consideration, including the filing of a listing notice with The Nasdaq Global Select Market (“Nasdaq”) or filings under state securities or “blue sky” laws, (C) any required filings pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder or the U.S. Securities and Exchange Commission, and the rules and regulations promulgated thereunder, Nasdaq or state regulators, or (D) any requirements or regulations in connection with the registration with the Swedish Companies Registration Office of the Company Ordinary Shares underlying the ADS Consideration or (E) as have been obtained prior to the date of this Agreement, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental entity is required on the part of the Company in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions (in each case other than the transactions contemplated by Article V), except for any consent, approval, order, authorization, registration, declaration, filing, exemption or review the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
Section 4.03
Capitalization. The Company has an authorized capitalization as set forth in the SEC Filings (as defined below). All outstanding Company Ordinary Shares have been duly authorized and are validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Except as provided in this Agreement and as described in the SEC Filings, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements or commitments obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any capital stock of the Company or any securities convertible into or exchangeable for such capital stock and there are no current outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its Company Ordinary Shares.

Section 4.04
Validity of the ADSs. The Deposit Agreement, dated as of May 19, 2021, among the Company, the ADS Depositary, and all holders and beneficial owners from time to time, as amended by Amendment No. 1 to the Deposit Agreement, dated as of February 12, 2025, among the Company, the ADS Depositary, and all holders and beneficial owners from time to time (as subsequently amended or supplemented, the “Deposit Agreement”) of the American Depositary Receipts issued by the ADS Depositary thereunder evidencing the ADSs (the “ADRs”), has been duly authorized, executed and delivered, and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The ADS Consideration has been duly authorized by the Company and, when delivered to the applicable Investor pursuant to the Transactions against delivery of the Convertible Notes therefor, in accordance with the terms of this Agreement, the ADS Consideration will be legal, valid and binding obligations of the Company, enforceable in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions, and the ADS Consideration will not be subject to any preemptive, participation, rights of first refusal or other similar rights. The Company Ordinary Shares underlying the ADSs to be issued have been duly authorized for issuance, and upon issuance of the ADS Consideration will be validly issued, fully paid and nonassessable and free of pre-emptive or similar rights. Upon issuance by the ADS Depositary of ADRs evidencing the ADS Consideration against the deposit of Company Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.

Assuming the accuracy of each Undersigned Party’s and each Investor’s representations and warranties hereunder, the ADS Consideration (a) will be issued in the Transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act, (b) will be issued free of any restrictive legend and will have an unrestricted CUSIP and will not be subject to restrictions on transfer promulgated under the Securities Act and (c) will be issued in compliance with all applicable state and federal laws concerning the issuance of the ADS Consideration.

Section 4.05
No Litigation. There is no action, lawsuit, arbitration, claim or proceeding pending or, to the knowledge of the Company, threatened, against the Company that would reasonably be expected to impede the consummation of the Transactions contemplated hereby.
Section 4.06
Investment Company. The Company is not and, after giving effect to the transactions contemplated hereby, will not be required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.
Section 4.07
No Event of Default. No Event of Default (as defined in the indenture governing the Convertible Notes) has occurred and is continuing as of the date hereof.

Section 4.08
SEC Filings. From January 1, 2024 to the date of this Agreement, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of Sections 13 and 15(d) the Exchange Act or timely filed notifications of late filings for any of the foregoing (all of the foregoing filed prior to the date hereof and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Filings”). As of their respective dates, to the best of the Company’s knowledge, (i) the SEC Filings complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Filings, and (ii) none of such SEC Filings, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
Section 4.09
Disclosure. The Company hereby agrees to publicly disclose on or before 5:30 p.m., New York City time, on September 10, 2025, by (x) press release or (y) a Report of Foreign Private Issuer on Form 6-K (the “Disclosure Document”) filed with the SEC all material terms of the transactions contemplated hereby. The Company shall not disclose the name of the Undersigned Parties or any Investor in the Disclosure Document or in any other filing, announcement, release or otherwise without the prior written consent of the Undersigned Parties, except to the extent such disclosure is required by applicable law, rule, regulation, SEC or stock exchange requirement or at the request of any governmental or regulatory agency or as required by legal process, in which case the Company shall provide the Undersigned Parties with written notice of such disclosure permitted under this Section 4.09 prior to such disclosure and reasonably consult with the Undersigned Parties regarding such disclosure.
Section 4.10
No Sales of Convertible Notes by the Company or its Affiliates. Neither the Company nor any of the Company’s Affiliates have held, owned, or sold Convertible Notes within one year prior to the date hereof.
Section 4.11
General Solicitation; No Integration. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) or, with respect to ADS Consideration issued outside the United States to non-U.S. persons (as defined in Rule 902 under the Securities Act), by means of any directed selling efforts within the meaning of Rule 902 under the Securities Act, of investors with respect to the Transactions or in any manner involving a public offering (within the meaning of Section 4(a)(2) of the Securities Act). The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be integrated with the ADSs issued pursuant to this Agreement.
Section 4.12
Choice of Law. The choice of law of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Sweden. The Company has the power to submit, and pursuant to Section 6.03(a) has, to the extent permitted by law, legally, validly, effectively and irrevocably submitted, to the jurisdiction of the courts set forth therein.

Article 5

Closing Conditions & Notification

Section 5.01
Conditions to Obligations of an Undersigned Party, each Investor and the Company. The obligations of the Undersigned Party to cause each Investor, as applicable, to (i) deliver the Convertible Notes are subject to the satisfaction or waiver at or prior to the Closing of the conditions precedent that the representations and warranties of the Company contained in Article 4 shall be true and correct as of the Closing in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) with the same effect as though such representations and warranties had been made as of the Closing (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct, in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects), as of such date) and unless notice is given pursuant to Section 5.02 each of the representations and warranties contained therein shall be deemed to have been reaffirmed and confirmed as of the Closing Date. The obligations of the Company to deliver the ADS Consideration, the Cash Consideration and the Interest Consideration are subject to the satisfaction or waiver at or prior to the Closing of the conditions precedent that (a) the representations and warranties of an Undersigned Party and the Investors contained in Article 3 shall be true and correct as of the Closing in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) with the same effect as though such representations and warranties had been made as of the Closing and unless notice is given pursuant to Section 5.02 each of the representations and warranties contained therein shall be deemed to have been reaffirmed and confirmed as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct, in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects), as of such date), (b) each DTC Participant holding Convertible Notes of an Undersigned Party has (i) timely delivered appropriate instructions to effectuate a DWAC withdrawal of such Convertible Notes as contemplated by this Agreement and (ii) timely delivered a suppression letter to DTC stating that the Convertible Notes held by the Undersigned Parties and subject to the aforementioned DWAC withdrawal should be excluded from the Company’s payment of interest on the Convertible Notes on October 15, 2025, (c) such Undersigned Party has timely delivered its wire instructions as contemplated by this Agreement, (d) such Undersigned Party has timely delivered its DTC Account information for receipt of the ADS Consideration, and (e) (i) the Company has issued senior secured bonds (the “Nordic Bonds”) at or prior to the Closing Date pursuant to the terms and conditions of the Nordic Bonds to be entered into between the Company as issuer and Nordic Trustee & Agency AB (publ) as bondholders’ agent (the “Nordic Bond Issuance”), (ii) the Nordic Bond Issuance has resulted in the Company receiving a minimum of SEK 1,750,000,000 in gross proceeds (the “Nordic Bond Proceeds”), and (iii) the Nordic Bond Proceeds have been released from any escrow account established in connection with the Nordic Bond Issuance, and the Company may proceed with the distribution of the Nordic Bond Proceeds to the Undersigned Parties as payment of the Cash Consideration and the Interest Consideration.

Section 5.02
Notification. Each of the Undersigned Parties hereby covenants and agrees to notify the Company in writing upon the occurrence of any event prior to the Closing that would cause any representation, warranty, or covenant contained in Article 3 to be false or incorrect in any material respect (or in any respect with respect to those representations and warranties that are qualified by materiality or material adverse effect). The Company hereby covenants and agrees to notify each of the Undersigned Parties in writing upon the occurrence of any event prior to the Closing that would cause any representation, warranty, or covenant contained in Article 4 to be false or incorrect in any material respect (or in any respect with respect to those representations and warranties that are qualified by materiality or material adverse effect).
Article 6

Miscellaneous

Section 6.01
Entire Agreement. This Agreement and any documents and agreements executed in connection with the Transactions embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and the Convertible Notes and the agreements executed in connection therewith and supersede all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or Affiliates relative to such subject matter and Convertible Notes and the agreements executed in connection therewith, including, without limitation, any term sheets, emails or draft documents.
Section 6.02
Construction. References in the singular shall include the plural, and vice versa, unless the context otherwise requires. References in the masculine shall include the feminine and neuter, and vice versa, unless the context otherwise requires. Headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meanings of the provisions hereof. Neither party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against either party.
Section 6.03
Governing Law; Jurisdiction; Service of Process Waiver of Jury Trial.
(a)
This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, may be brought and determined in the United States District Court for the Southern District of New York or any New York State court sitting in New York City and hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with Section 6.03(b) and Section 6.03(c), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 6.03(b) and Section 6.03(c) shall be effective service of process for any suit or proceeding in connection with this Agreement or the Transactions contemplated hereby.
(b)
The Company hereby irrevocably appoints Oatly Inc., with offices at 2275 Bridge Street, Building 209, Suite 200, Philadelphia, PA 19137, as its agent for service of process in any legal action or proceeding with respect to this Agreement and agrees that service of process in any such legal action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect. Upon the Company being served upon such agent, a copy of such process shall also be delivered to the Company by overnight courier at the Company’s address set forth in Section 6.13.
(c)
To the extent that the Undersigned Parties are executing this Agreement through an agent, the Undersigned Parties hereby irrevocably appoint the party or entity set forth on its respective signature page, as its agent for service of process in any legal action or proceeding with respect to this Agreement and agrees that service of process in any such legal action or proceeding may be made upon it at the office of such agent. The Undersigned Parties waive, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Undersigned Parties represent and warrant that such agent has agreed to act as the Undersigned Parties’ agent for service of process, and the Undersigned Parties agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect. Upon the Undersigned Parties being served upon such agent, a copy of such process shall also be delivered to the Undersigned Parties by overnight courier at the

Undersigned Parties’ address set forth on its respective signature page to this Agreement.
(d)
EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.03.
Section 6.04
Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.
Section 6.05
Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereon delivered by facsimile or any standard form of telecommunication or e-mail by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature and shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the Transactions contemplated hereunder by electronic means.
Section 6.06
Assignment; Binding Effect. Each Investor shall not convey, assign or otherwise transfer any of its rights or obligations under this Agreement without the express written consent of the Company, and the Company shall not convey, assign or otherwise transfer any of its rights and obligations under this Agreement without the express written consent of each Investor. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
Section 6.07
Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity.
Section 6.08
Amendment. This Agreement may be modified or amended only by written agreement of each of the parties to this Agreement.
Section 6.09
Third Party Beneficiaries. Except as set forth in Section 6.12, nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto. Notwithstanding anything in this Agreement to the contrary, any internal or outside counsel to the Company may rely on any and all of the representations, warranties, covenants and agreements contained in this Agreement.
Section 6.10
No Groups. Notwithstanding their execution of this Agreement and the consummation of the Transactions contemplated hereby, the Undersigned Parties do not intend to be a “group” (within the meaning of Rule 13d-3 of the rules and regulations promulgated under the Exchange Act) or “acting in concert” (within the meaning of Rule 144) or otherwise acting as a partnership or as joint venture partners or in coordination with each other.
Section 6.11
Termination. This Agreement may be terminated at any time prior to the Closing (a) by the mutual written consent of the parties hereto; (b) by the Company if there has been a material misrepresentation or a material breach of warranty by an Undersigned Party in the representations and warranties set forth in this Agreement or the Exhibits attached hereto; and (c) by an Undersigned Party if there has been a material misrepresentation or a material breach of warranty by the Company in the representations and warranties set forth in this Agreement or the Exhibits attached hereto. In addition, in the event that the Closing shall not have occurred with respect to an Undersigned Party on or before ten Business Days after October 20, 2025 due to the Company’s or such Undersigned Party’s failure to satisfy the conditions set forth in Article 5 above (and the nonbreaching party’s failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date by delivering a written notice to that effect to each other party to this Agreement and without liability of any party to any other party.
Section 6.12
Agent Matters. The Company and each Undersigned Party acknowledge that each of J.P. Morgan Securities LLC and Nordea Bank Abp (each, an “Agent”) shall be entitled to rely on the representations and warranties of such Undersigned Party contained in Section 3.04, Section 3.07 and Section 4.11 of this Agreement. Each party agrees that the delivery of the ADS Consideration at Closing will constitute a reaffirmation of its own acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) as of the Closing. The Company and each Undersigned Party further acknowledge and agree that each Agent is a third-party beneficiary of the representations and warranties of such Undersigned Party contained in Section 3.04, Section 3.07 and Section 4.11 of this Agreement.
Section 6.13
Notice. Any notice or communication provided for in this Agreement shall be duly given if in writing (i) when delivered in person, (ii) when received when mailed first class mail (postage prepaid), (iii) when received by reputable overnight courier service (charges prepaid) or (iv) delivered through electronic email (with receipt confirmed by the recipient). The addresses for any such notices shall be, unless changed by the applicable party via notice to the other parties in accordance herewith:

If to the Company:

To: Oatly Group AB

Ångfärjekajen 8

211 19 Malmö, Sweden

Attention: Marie-José David (Chief Financial Officer); Timothy Sjövall (Group Legal Counsel)

Email: marie-jose.david@oatly.com; timothy.sjovall@oatly.com

With a copy to (which shall not constitute notice):

White & Case LLP

609 Main Street, Suite 2900

Houston, TX 77002

Attention: Laura Katherine Mann; A.J. Ericksen

Email: laurakatherine.mann@whitecase.com; aj.ericksen@whitecase.com

If to an Undersigned Party, to the address on the signature page to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Oatly Group AB (publ)

By: ___________________________

Name:

Title:

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

[Holder]

By:_________________________
Name:
Title:

Contact Information for Notices:

_____________________________

_____________________________

_____________________________

EXHIBIT A

Beneficial Holder Name and Address	Holder’s Convertible Notes (principal amount of Convertible Notes to be sold by Holder for ADSs and cash)	ADS Consideration	Cash Consideration[1]
	$ (CUSIP: 67421J AC2)		$

1 Plus 92.5% of the accrued and unpaid interest on the Convertible Notes from and including the Signing Date up to, but excluding, the Closing Date.

Exhibit B

Investor Information

(Complete the Following Form for Each Investor)

Legal Name of Account:
Aggregate principal amount of Convertible Notes to be exchanged (must be a multiple of $1):
CUSIP:	67421J AC2
Account’s Address:
Contact Email:
Telephone:
Country (and, if applicable, State) of Residence:
Taxpayer Identification Number:
Account for Convertible Notes:
DTC Participant Number:
DTC Participant Name:
CUSIP No.:
DTC Participant Phone Number:
DTC Participant Contact Email:
Account for ADSs:
DTC Participant Number:
DTC Participant Name:
DTC Participant Phone Number:
DTC Participant Contact Email:
Account # at DTC Participant:
Wire Instructions for Cash Consideration and Interest Consideration:
Full Name of Bank:
Address of Bank:
Name on Bank Account:
Account Number:
ABA Routing Number:
SWIFT Number:
Callback Contact:

The Investor represents and warrants that the aggregate principal amount of Convertible Notes to be exchanged as indicated above is held by such Holder and is true and correct as of the date hereof.

The Investor hereby instructs the Company to effect the Transactions in accordance with the instructions provided above.

Date: September ___, 2025

By: ______________________

Name:

Title:

Exhibit C

CONSENT

Effective as of the date hereof, the Undersigned Parties and each Holder hereby consents to the following waivers and amendments to the indenture governing the Convertible Notes (the “Indenture”):

•
In accordance with Section 8.01 (Action by Holders) and Section 8.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded) of the Indenture, the Undersigned Parties waive the restrictive covenants contained in Section 4.11(a) (Limitation on Indebtedness).
•
In accordance with Section 10.02 (Supplemental Indentures with Consent of Holders), the Undersigned Parties consent to the Company’s entry into a supplemental indenture to amend the terms of the Indenture in a manner substantially similar to the changes described below:
o
the definition of “Indebtedness” shall be amended as follows:
▪
“Indebtedness” ~~has the meaning ascribed to it~~ means (x) prior to the Nordic Bond Initial Issuance, “Indebtedness” as defined in the Term Loan B Credit Facility and (y) following the Nordic Bond Initial Issuance, “Financial Indebtedness” as defined in the Nordic Bond Terms and Conditions.
o
the definition of “Intercreditor Agreement” shall be amended as follows:
▪
“Intercreditor Agreement” means any intercreditor agreement entered into in accordance with Section 18.19 (including any replacing intercreditor agreement) between, among others, the Company and the Trustee relating to, among other things, this Indenture.
o
a definition of “Nordic Bonds” shall be inserted as follows:
▪
“Nordic Bonds” means senior secured bonds with ISIN number SE0026141756 contemplated to be issued by the Company in an aggregate nominal amount of up to SEK 3,000,000,000.
o
a definition of “Nordic Bond Initial Issuance” shall be inserted as follows:
▪
“Nordic Bond Initial Issuance” means the Initial Bond Issue (as defined in the Nordic Bond Terms and Conditions).
o
a definition of “Nordic Bond Terms and Conditions” shall be inserted as follows:
▪
“Nordic Bond Terms and Conditions” means the terms and conditions for the Nordic Bonds to be entered into between the Company as issuer and Nordic Trustee & Agency AB (publ) as bondholders’ agent.
o
the definition of “Pari Passu Debt Liabilities” shall be amended as follows:
▪
“Pari Passu Debt Liabilities” shall have the meaning set forth in the Intercreditor Agreement, provided that, on and from the date of the Nordic

Bond Initial Issuance, it shall have the meaning given to the terms Super Senior Debt and Senior Debt in the Intercreditor Agreement.
o
the definition of “Restricted Subsidiary” shall be amended as follows:
▪
“Restricted Subsidiary” means the Company’s Subsidiaries ~~which constitute Restricted Subsidiaries under the Term Loan B Credit Facility~~.
o
the definition of “Term Loan B Credit Facility” shall be amended as follows:
▪
“Term Loan B Credit Facility” means ~~any term loan B credit agreement entered into between, among others, the Company on terms and subject to conditions (i) consistent in all material respects with the proposed terms set out in the commitment letter dated on or around March 14, 2023, from Silver Point Capital, L.P. to the Company and (ii) not materially less favorable (from the perspective of the Holders) than those contained in the draft term loan B credit agreement distributed by the Company to the Holders on March 7, 2023.~~that certain Credit Agreement, dated as of April 18, 2023, among the Company, Cereal Base Ceba AB, a limited liability company organized under the laws of Sweden, Oatly Inc., a Delaware corporation, Oatly AB, a limited liability company organized under the laws of Sweden, each lender from time to time party thereto, J.P. Morgan, as administrative agent, and Wilmington Trust (London) Limited, as security agent, as amended and/or restated from time to time in accordance with the terms thereof.
o
Section 4.11 shall be amended as follows:
▪
(a) Limitation on Indebtedness.

(i) On and from the execution of the Term Loan B Credit Facility and ending on the date of the Nordic Bond Initial Issuance, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (as such term is defined in the Term Loan B Credit Facility) other than Indebtedness permitted to be incurred pursuant to ~~the~~ Section ~~headed “Indebtedness” in the Article headed “Negative Covenants”~~7.01 of the Term Loan B Credit Facility as in effect on the date of execution of the Term Loan B Credit Facility (without giving effect to any future amendment thereof), without the consent of the holders of the majority of the Notes (calculated subject to Section 8.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded)); provided, ~~however, that this Indenture shall not give effect to any modifications to the Section headed “Indebtedness” in the Article headed “Negative Covenants” of the Term Loan B Credit Facility that are detrimental to the lenders thereunder made on or after the date hereof and prior to execution of the Term Loan B Credit Facility; and provided further, that in the event the Term Loan B Credit Facility is not executed, this Indenture shall give effect to the Section headed “Indebtedness” in the Article headed “Negative Covenants” of the Term Loan B Credit Facility in the form of the Term Loan B Credit Facility~~

~~distributed by the Company on March 7, 2023.~~that, notwithstanding anything to the contrary in Section 4.11(a)(ii), no such consent shall be required under this Section 4.11(a)(i) for the Nordic Bond Initial Issuance, so long as the Nordic Bond Initial Issuance occurs on or prior to December 1, 2025.

(ii) On and from the date of the Nordic Bond Initial Issuance, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Financial Indebtedness (as such term is defined in the Nordic Bond Terms and Conditions) other than as permitted pursuant to the Nordic Bond Terms and Conditions, without the consent of the holders of the majority of the Notes (calculated subject to Section 8.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded)).

o
Section 7.02(o) shall be amended as follows:
▪
the Trustee shall have no obligation to monitor or enforce the terms of the Registration Rights Agreement, the Investment Agreement, the Deposit Agreement, the Restricted Issuance Agreement, the Term Loan B Credit Facility, the Nordic Bond Term and Conditions or the Swedish Note Documents; and
o
Section 17.02(a) shall be amended as follows:
▪
An offer made pursuant to Section 17.01 (a “Covered Disposition Offer”) shall be made to all holders of Notes and all holders of other Indebtedness that is pari passu in right of payment with the Notes containing provisions similar to those set forth in Section 17.01 with respect to offers to purchase or redeem with the proceeds of sales of Covered Assets to purchase the maximum principal amount of Notes and such other Indebtedness that may be purchased with the applicable Excess Proceeds; provided that the purchase price for the Notes shall equal to the Fundamental Change Repurchase Price, and will be payable in cash. If any Excess Proceeds remain after consummation of a Covered Disposition Offer, the Company and its Restricted Subsidiaries may use such Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate purchase price for the Notes and other Pari Passu ~~Indebtedness~~Debt Liabilities tendered into such Covered Disposition Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the representative for such other Pari Passu Debt Liabilities shall select such other Pari Passu ~~Indebtedness~~Debt Liabilities to be purchased on a pro rata basis (except that any Global Notes will be selected by such method as the Depositary may require), based on the amounts tendered (with such adjustments as may be deemed appropriate by the Company so that only Securities in denominations of $1.00, or an integral multiple of $1.00 in excess thereof, will be purchased). Upon completion of each Covered Disposition Offer, the amount of Excess Proceeds will be reset at zero.